FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital
CNPJ/MF: 47.508.411/0001-56

NIRE: 35.300.089.901

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD” or “Company”), in compliance with Article 157, Paragraph Four, of Law No. 6,404/1976, and CVM Rule No. 358/2002, and in addition to the Notices of Material Facts released on May 11, August 8, and September 12, 2016, and to the Notice to the Market released on October 27, 2016, hereby informs its shareholders and the market in general that the corporate reorganization for the integration of the e-commerce business operated by Cnova Comércio Eletrônico S.A. (“Cnova Brazil”) into the business of Via Varejo S.A. (“Via Varejo”) was implemented on this date, as a result of which Cnova Brazil became a wholly-owned subsidiary of Via Varejo (“Reorganization”).

Therefore, Via Varejo now controls the e-commerce activities under the brands “Casas Bahia”, “Ponto Frio” and “Extra” developed by Cnova Brazil, thus enabling the initiation of the implementation of the necessary measures for the capture of the expected synergies arising from the integration of such activities to the retail activities in brick and mortar stores developed by Via Varejo.

São Paulo, October 31, 2016.

DANIELA SABBAG

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 31, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.